February 21, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Thomas Kluck

Re:	Province of Manitoba

Registration Statement under Schedule B

File No. 333-235898

Dear Mr. Kluck:

On behalf of the Province of Manitoba (the “Province”), we hereby respectfully request that the effective date of the above-captioned registration statement (the “Registration Statement”) be accelerated to 5:00 p.m., February 25, 2020, or as soon thereafter as is practicable.

Please contact Robert E. Buckholz of Sullivan & Cromwell LLP at (212) 558-3876 or me at (204) 945-5404 with any questions you may have. In addition, please notify Mr. Buckholz when this request for acceleration has been granted.

Very truly yours,

/s/ Don Delisle
Don Delisle Director, Capital Markets

cc:	Robert E. Buckholz

(Sullivan & Cromwell LLP)